RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$2,395	$2,447	$2,296	$2,323	$1,964
Capitalized interest	(38)	(69)	(70)	(62)	(62)
Depreciation of capitalized interest	27	20	20	22	18
Dividends from less than 50%-owned companies carried at equity	6	10	7	6	9
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$2,390	$2,408	$2,253	$2,289	$1,929
Fixed charges
Interest on long-term and short-term debt	$213	$178	$141	$145	$118
Capitalized interest	38	69	70	62	62
Rental expenses representative of an interest factor	52	43	39	38	37
Total fixed charges	$303	$290	$250	$245	$217

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,693	$2,698	$2,503	$2,534	$2,146
RATIO OF EARNINGS TO FIXED CHARGES	8.9	9.3	10.0	10.3	9.9